Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

UPDATE ON SPECIAL DIVIDEND

RECORD DATE FOR SPECIAL DIVIDEND

Reference is made to the announcement of the Company dated March 21, 2024 in relation to the proposed declaration of a special dividend (the “Announcement”). Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

Subject to the approval of the holders of Shares at the AGM and compliance with the Companies Act of the Cayman Islands, holders of Shares of record at the close of business on Tuesday, June 4, 2024 (Hong Kong time) will be entitled to receive the Special Dividend. For holders of Shares, in order to qualify for entitlement to the Special Dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, for registration not later than 4:30 p.m. on Tuesday, June 4, 2024 (Hong Kong time).

The record date to determine eligible holders of ADSs for the Special Dividend will be announced by the Depositary. Holders of ADSs who wish to be entitled to receive the Special Dividend must act through the Depositary.

By order of the Board Lufax Holding Ltd Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, March 25, 2024

As at the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive Directors, and Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI as the independent non-executive Directors.